Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

February 22, 2007

Fresenius Medical Care Reports Excellent Fourth Quarter and
Full Year 2006 Results and Provides Strong Outlook for 2007

Summary Full Year 2006:
The Company exceeded its financial targets, achieved record earnings and proposes its 10th consecutive annual dividend increase.

Net revenue	$8,499 million	+ 26%
Operating income (EBIT)	$1,318 million	+ 40%
Net income	$537 million	+ 18%

Excluding SFAS 123(R) and one-time items
Operating income (EBIT)	$1,329 million	+ 38%
Net income	$584 million	+ 24%
Dividend Proposal Ordinary Share	€1.41	+ 15%
Preference Share	€1.47	+ 14%

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	1 of 19

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the fourth quarter and full year of 2006.

Please note, the result of operations of Renal Care Group (RCG) are consolidated from April 1, 2006 onward.

Fourth Quarter 2006:

Revenue

Net revenue for the fourth quarter 2006 compared to the fourth quarter 2005 increased by 33% (31% at constant currency) to $2,352 million.Organic revenue growth worldwide was 11%. Dialysis Services revenue grew by 39% to $1,749 million (38% at constant currency) in the fourth quarter of 2006. Dialysis Product revenue increased by 17% to $603 million (12% at constant currency) in the same period.

North America revenue increased by 39% to $1,658 million. Dialysis Services revenue increased by 44% to $1,505 million. Average revenue per treatment for the U.S. clinics increased by 9% to $328 in the fourth quarter 2006 compared to $302 for the same quarter in 2005. Dialysis Product revenue increased by 5% to $153 million led by strong sales of our 2008K hemodialysis machines. Excluding the effects of the RCG acquisition and related divestitures, the Dialysis Product revenue increased by 13% compared to last year.

International revenue was $694 million, an increase of 20% (14% at constant currency) compared to the fourth quarter of 2005. Dialysis Services revenue reached $244 million, an increase of 17% (13% at constant currency). Dialysis Product revenue increased by 22% to $450 million (15% at constant currency), led by strong sales of machines (both the 4008 and 5008 series), dialyzers and peritoneal dialysis products.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	2 of 19

Earnings

Operating income (EBIT) increased by 45% to $354 million. Operating income for the fourth quarter 2006 includes $29 million of costs related to the change of accounting principles for stock options (SFAS 123R), restructuring costs and in-process R&D.

Excluding these costs, operating income for the fourth quarter 2006 increased by 48% to $383 million resulting in an operating margin of 16.3%. For the fourth quarter 2005 the operating margin was 14.6%.

Compared with the fourth quarter 2005, the operating margin excluding one-time items in North America increased by 260 basis points to 17.1% due to the consolidation of RCG, an increase in the revenue per treatment and strong demand for dialysis products. In the International segment, the operating margin increased from an already high level by 30 basis points to 17.7%. The continued strong operational performance in the International segment was driven by increased product sales in all regions and positively impacted by production efficiencies and reimbursement increases in key countries in Europe and Latin America.

Net interest expense for the fourth quarter 2006 was $96 million compared to $46 million in the same quarter of 2005. This increase is entirely attributable to the debt financing for the RCG acquisition.

Income tax expense was $99 million for the fourth quarter of 2006 compared to $82 million in the fourth quarter of 2005, reflecting effective tax rates of 38.5% and 41.3%, respectively.

Net income for the fourth quarter 2006 was $152 million, an increase of 32%. Excluding one-time costs and SFAS 123(R), the net income increased on a comparable basis by 35% to $172 million.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	3 of 19

Earnings per share (EPS) for the fourth quarter of 2006 rose by 31% to $1.55 per ordinary share ($0.52 per American Depositary Share (ADS)) compared to $1.18 ($0.39 per ADS) for the fourth quarter of 2005. The weighted average number of shares outstanding for the fourth quarter of 2006 was approximately 98.3 million shares compared to 97.6 million shares for the fourth quarter of 2005. The increase in shares outstanding results from stock option exercises in 2006.

Cash Flow

In the fourth quarter of 2006, the Company generated $443 million in cash from operations, representing 19% of revenue – clearly above our target. The strong cash flow generation was supported by increased earnings.

A total of $177 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $266 million compared to $65 million in the fourth quarter of 2005. A total of $118 million in cash was used for acquisitions.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	4 of 19

Full Year 2006:

Earnings and Revenue

For the full year 2006, net income was $537 million, up 18% from 2005. Excluding costs related to the change of accounting principles for stock options (SFAS 123R) of $10 million and one-time items of $37 million, net income increased by 24% to $584 million. In the future, costs related to SFAS 123(R) will not be adjusted when comparing with 2007 figures.

Net revenue for 2006 was $8,499 million, up 26% from 2005. Adjusted for currency, net revenue rose by 25%. Organic growth was 10%.

Operating income (EBIT) increased by 40% to $1,318 million. Operating income for the full year 2006 includes expenses of $11 million as a result of restructuring and in-process R&D, transformation of legal form and the change of accounting principles for stock options, net of the gain from the clinic divestitures.

Excluding these items and the one-time costs for the transformation of the legal form in the prior year, operating income for 2006 increased by 38% to $1,329 million. This performance resulted in an operating margin of 15.6% compared to 14.2% for the year 2005.

Net interest expense for the full year 2006 was $351 million compared to $173 million in 2005. The increase was the result of three quarters worth of additional interest expense and the write-off of deferred financing costs related to the 2003 senior credit facility of $15 million, both in conjunction with the financing of the RCG acquisition.

Income tax expense was $413 million for the full year compared to $309 million in 2005, reflecting tax rates of 42.8% and 40.3%, respectively. The tax rate was impacted by tax payments in connection with the gain on divestiture of dialysis clinics in the U.S. and by a tax audit in Germany. Excluding these impacts, the effective tax rate was 38.5%.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	5 of 19

For the full year 2006, earnings per ordinary share rose by 17% to $5.47 ($1.82 per ADS). The weighted average number of shares outstanding during 2006 was approximately 98.1 million.

Cash Flow

Cash from operations during the full year 2006 was $908 million compared to $670 million for 2005 on a reported basis. On an adjusted basis, cash from operations was $1,106 million in 2006 compared to $805 million in 2005. The increase compared to prior the year was mainly due to increased earnings and further improvements in working capital efficiency.

A total of $450 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for 2006 was $458 million compared to $373 million in 2005. The underlying Free Cash Flow before acquisitions and one-time effects for 2006 was $656 million. A total of $159 million in cash was used for acquisitions other than the RCG acquisition in 2006.

For a complete overview on the fourth quarter and the full year of 2006 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures, please refer to the attachments.

Patients – Clinics – Treatments

As of December 31, 2006, Fresenius Medical Care treated 163,517 patients worldwide, which represents a 24% increase in patients compared to last year. North America provided dialysis treatments for 117,855 patients (up 32%). Including 33 managed clinics, the number of patients in North America was 119,883. The International segment served 45,662 patients (up 8%).

As of December 31, 2006, the Company operated a total of 2,108 clinics worldwide. This is comprised of 1,560 clinics in North America, an increase of 35%, and 548 clinics in the International segment, an increase of 5%.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	6 of 19

Fresenius Medical Care delivered approximately 23.74 million dialysis treatments worldwide, which represents an increase of 20% year over year. North America accounted for 16.88 million treatments, an increase of 25%, and the International segment delivered 6.86 million treatments, an increase of 10% over last year.

Employees

As of December 31, 2006, Fresenius Medical Care employed 56,803 people (full-time equivalents) worldwide compared to 47,521 at the end of 2005. The increase of 9,282 employees is primarily due to the acquisition of Renal Care Group.

Dividends

The Company will continue to follow an earnings-driven dividend policy. For the tenth consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2006. At the Annual General Meeting to be held on May 15, 2007, shareholders will be asked to approve a dividend of €1.41 per ordinary share, an increase of 15% from 2005 (€1.23) and €1.47 per preference share, an increase of 14% from 2005 (€1.29).

Acquisition in Taiwan

On January 9, 2007, the Company announced the acquisition of a 51% equity interest in Jiate Excelsior Co. Ltd. (“Excelsior”) in Taiwan. The purchase price for the 51% equity interest in Excelsior was $38 million. The transaction is expected to add about $80 million to the consolidated revenues and to be accretive to the Company’s earnings for 2007. Through the transaction, Fresenius Medical Care will become the leading dialysis provider in the Asia-Pacific region.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	7 of 19

Outlook for 2007

For the full year 2007, the Company expects to achieve revenue of approximately $9.4 billion, an increase of 11%.

The net income is expected to be between $675 million and $695 million in 2007. This represents an increase of between 18% and 21% on an adjusted basis to 2006. On a reported basis, the net income would increase by 26% to 29%.

The Company expects spending on capital expenditures and acquisitions to be at approximately $650 million. The debt/EBITDA ratio is expected to fall below 3.0 by the end of 2007.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our excellent financial performance for the year reflects the strong demand for our products and services worldwide. We are pleased to have again delivered on our commitments in 2006 and are proposing to deliver our tenth consecutive dividend increase to our shareholders. With the successful integration of the Renal Care Group acquisition, expansion opportunities for patient care in Europe and Asia and the progress on our growth initiatives, we are confident as we look ahead.”

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	8 of 19

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2006 on February 22, 2007, at 3.15pm CET / 9.15am EST. The Company invites investors to view the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects about 1,500,000 individuals worldwide. Through its network of 2,108 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 163,517 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	9 of 19

Fresenius Medical Care
Statements of Earnings
(in US-$ thousands, except  share and per share data)

	Three Months Ended December 31,			Twelve Months Ended December 31,

	2006	2005	% Change	2006	2005	% Change

Net revenue
Dialysis Care	1,749,326	1,256,776	39.2%	6,377,390	4,866,833	31.0%
Dialysis Products	603,025	515,594	17.0%	2,121,648	1,904,986	11.4%
Total net revenue	2,352,351	1,772,370	32.7%	8,499,038	6,771,819	25.5%
Cost of revenue	1,532,894	1,191,153	28.7%	5,621,482	4,563,681	23.2%
Gross profit	819,457	581,217	41.0%	2,877,556	2,208,138	30.3%
Selling, general and administrative	451,808	326,504	38.4%	1,548,369	1,218,265	27.1%
Gain on sale of dialysis clinics	—	—		(40,233)	—
Research and development	13,946	10,859	28.4%	51,293	50,955	0.7%
Operating income (EBIT)	353,703	243,854	45.0%	1,318,127	938,918	40.4%
Interest income	(5,588)	(6,913)	-19.2%	(20,432)	(18,187)	12.3%
Interest expense	101,764	53,344	90.8%	371,678	191,379	94.2%
Interest expense, net	96,176	46,431	107.1%	351,246	173,192	102.8%
Earnings before income taxes and minority interest	257,527	197,423	30.4%	966,881	765,726	26.3%
Income tax expense	99,088	81,592	21.4%	413,489	308,748	33.9%
Minority interest	6,415	299		16,646	2,026
Net income	152,024	115,532	31.6%	536,746	454,952	18.0%
Operating income (EBIT)	353,703	243,854	45.0%	1,318,127	938,918	40.4%
Depreciation and amortization	87,440	68,153	28.3%	308,698	251,452	22.8%
EBITDA	441,143	312,007	41.4%	1,626,825	1,190,370	36.7%
Total bad debt expenses	48,456	38,732		177,285	140,799
Earnings per ordinary share	$1.55	$1.18	31.1%	$5.47	$4.68	17.0%
Earnings per ordinary ADS	$0.52	$0.39	31.1%	$1.82	$1.56	17.0%
Weighted average number of shares
Ordinary shares	97,125,582	70,000,000		96,873,968	70,000,000
Preference shares	1,218,442	27,610,971		1,191,792	26,789,816
Percentages of revenue
Cost of revenue	65.2%	67.2%		66.1%	67.4%
Gross profit	34.8%	32.8%		33.9%	32.6%
Selling, general and administrative	19.2%	18.4%		18.2%	18.0%
Gain on sale of dialysis clinics	0.0%	0.0%		-0.5%	0.0%
Research and development	0.6%	0.6%		0.6%	0.8%
Operating income (EBIT)	15.0%	13.8%		15.5%	13.9%
Interest expense, net	4.1%	2.6%		4.1%	2.6%
Earnings before income taxes and minority interest	10.9%	11.1%		11.4%	11.3%
Income tax expense	4.2%	4.6%		4.9%	4.6%
Minority interest	0.3%	0.0%		0.2%	0.0%
Net income	6.5%	6.5%		6.3%	6.7%
EBITDA	18.8%	17.6%		19.1%	17.6%

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	10 of 19

Fresenius Medical Care
Segment and Other Information
(in US-$ million)

	Three Months Ended December 31,			Twelve Months Ended December 31,

	2006	2005	% Change	2006	2005	% Change

Net revenue
North America	1,658	1,194	38.9%	6,025	4,577	31.6%
International	694	578	20.1%	2,474	2,195	12.7%
Total net revenue	2,352	1,772	32.7%	8,499	6,772	25.5%
Operating income (EBIT)
North America	260	173	50.5%	965	644	49.8%
International	123	101	22.0%	440	362	21.7%
Corporate	(29)	(30)	-1.1%	(87)	(67)	29.6%
Total operating income (EBIT)	354	244	45.0%	1,318	939	40.4%
Operating income in percentage of revenue
North America	15.7%	14.5%		16.0%	14.1%
International	17.7%	17.4%		17.8%	16.5%
Total	15.0%	13.8%		15.5%	13.9%
Excluding SFAS 123(R) and one-time items 1)
Operating income (EBIT)
North America	284	173	64.2%	958	644	48.7%
International	123	101	22.0%	440	362	21.7%
Corporate	(24)	(16)	52.6%	(69)	(45)	54.6%
Total operating income (EBIT)	383	258	48.4%	1,329	961	38.3%
Operating income in percentage of revenue
North America	17.1%	14.5%		15.9%	14.1%
International	17.7%	17.4%		17.8%	16.5%
Total	16.3%	14.6%		15.6%	14.2%
Employees
Full-time equivalents				56,803	47,521

1)   Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain on sale of FTC mandated clinics, one-time costs associated with the transformation of legal form, restructuring costs and in-process R&D.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	11 of 19

Fresenius Medical Care
Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures
(in US-$ million)

	Three Months Ended December 31,			Twelve Months Ended December 31,

	2006	2005	% Change	2006	2005	% Change

Operating performance excluding SFAS 123(R) and one-time items1)
Operating income (EBIT)	354	244	45%	1,318	939	40%
SFAS 123 (R) and one-time items2)	29	14		11	22
Operating income (EBIT) excluding SFAS 123(R) and one-time items1)	383	258	48%	1,329	961	38%
Percent of revenue	16.3%	14.6%		15.6%	14.2%
Net income	152	116	32%	537	455	18%
SFAS 123 (R) and one-time items2)	20	11		47	17
Net income excluding SFAS 123(R) and one-time items1)	172	127	35%	584	472	24%
Segment information North America
Net revenue	1,658	1,194
Costs of revenue and research and development	1,117	838
Selling, general and administrative	281	183
Costs of revenue and operating expenses	1,398	1,021
Operating income (EBIT)	260	173
One-time items2)	24	—
Operating income (EBIT) excluding one-time items	284	173
Percent of revenue	17.1%	14.5%
Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	284	237
less internal sales	(131)	(92)
Dialysis Products external sales	153	145
International
Dialysis Products revenue incl. internal sales	501	421
less internal sales	(51)	(51)
Dialysis Products external sales	450	370
Reconciliation of cash flow from operating activities to EBITDA
Total EBITDA				1,627	1190
Interest expense, net				(351)	(173)
Income tax expense				(413)	(309)
Change in working capital and other non cash items				45	(38)
Net cash provided by operating activities				908	670
Annualized EBITDA3)
Operating income (EBIT) last twelve months				1,367	939
Depreciation and amortization last twelve months				326	251
Non cash charges				35	14
Annualized EBITDA				1,728	1,204

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care’s underlying operating performance.

2)   Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain from the sale of dialysis clinics, one-time costs associated with the transformation of legal form, restructuring costs, in-process R&D and the write-off of deferred financing costs related to the 2003 senior credit facility in 2006 and one-time costs associated with the transformation of legal form and the Settlement and related legal fees of the shareholder suit in 2005.

3) EBITDA 2006: Pro forma numbers including RCG, after FTC mandated divestitures, excluding restructuring costs and in-process R&D and excluding the gain from the sale of dialysis clinics.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	12 of 19

Fresenius Medical Care
Balance Sheet
(in US-$ million)

	December 31, 2006	December 31, 2005

Assets
Current assets	3,412	2,461
Intangible assets	7,554	4,043
Other non-current assets	2,079	1,479
Total assets	13,045	7,983
Shareholders’ equity and liabilities
Current liabilities	2,376	1,578
Long-term liabilities	5,799	2,431
Shareholders’ equity	4,870	3,974
Total shareholders’ equity and liabilities	13,045	7,983
Equity/assets ratio:	37%	50%
Debt
Short-term borrowings	331	151
Short-term borrowings from related parties	5	19
Current portion of long-term debt and capital lease obligations	160	126
Long-term debt and capital lease obligations, less current portion	3,829	707
Trust Preferred Securities	1,254	1,188
Total debt	5,579	2,191

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	13 of 19

Fresenius Medical Care
Cash Flow Statement
Twelve Months Ended December 31,
(in US-$ million)

	2006	2005

Operating activities
Net income	537	455
Depreciation / amortization	309	251
Change in working capital and other non cash items	126	(36)
Net tax payments related to clinic divestitures and RCG acquisition	(64)	—
Cash Flow from operating activities	908	670
Investing activities
Purchases of property, plant and equipment	(467)	(315)
Proceeds from sale of property, plant and equipment	17	18
Capital expenditures, net	(450)	(297)
Free Cash Flow	458	373
Acquisitions, net of cash acquired	(4,307)	(125)
Proceeds from divestitures	516	—
Free Cash Flow after investing activities	(3,333)	248
Financing activities
Change in accounts receivable securitization program	172	(242)
Change in intercompany debt	(16)	14
Change in other debt	3,035	64
Proceeds from exercise of stock options	54	80
Proceeds from conversion of preference shares into ordinary shares	307	—
Change in minority interests	(15)	1
Dividends paid	(154)	(137)
Cash Flow from financing activities	3,383	(220)
Effects of exchange rates on cash	24	(2)
Net increase in cash	74	26
Cash at beginning of period	85	59
Cash at end of period	159	85

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	14 of 19

Fresenius Medical Care
Reconciliation of Cash Flow
(in US-$ million)

	Three Months Ended December 31,		Twelve Months Ended December 31,

	2006	2005	2006	2005

Net cash provided by operating activities adjusted	443	283	1,106	805
Tax payments for prior years	—	(78)	(99)	(124)
RCG acquisition	—	—	(99)	—
Cash out for transformation & settlement	—	(5)	—	(11)
Net cash provided by operating activities	443	200	908	670
Capital expenditures (net)	(177)		(450)
Free Cash Flow adjusted	266		656
Tax payments for prior years	—		(99)
RCG acquisition	—		(99)
Free Cash Flow	266		458
Divestitures adjusted	0		0
RCG acquisition	9		516
Divestitures	9		516
Acquisitions adjusted	(115)		(159)
RCG acquisition	(3)		(4,148)
Acquisitions	(118)		(4,307)
Free Cash Flow after acquisitions and divestitures adjusted	151		497
Tax payments for prior years	—		(99)
RCG acquisition	6		(3,731)
Free Cash Flow after acquisitions and divestitures	157		(3,333)

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	15 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended December 31,
(in US-$ thousands, except per-treatment revenue)

	2006	cc	2005	cc

North America
Net revenue	1,658,076		1,194,127
Growth year-over-year	38.9%		8.7%
Dialysis Care	1,504,896		1,048,708
Growth year-over-year	43.5%		7.1%
U.S. per treatment	328		302
Per treatment	325		299
Sequential growth	1.2%		1.0%
Growth year-over-year	8.7%		3.7%
Dialysis Products
incl. internal sales	283,866		237,281
Growth year-over-year	19.6%		11.8%
External sales	153,180		145,419
Growth year-over-year	5.3%		21.6%
International
Net revenue	694,274		578,244
Growth year-over-year	20.1%	14.0%	6.9%	12.2%
Dialysis Care	244,430		208,069
Growth year-over-year	17.5%	12.6%	10.8%	15.4%
Per treatment	138	133	127	133
Sequential growth	4.7%		-2.0%
Growth year-over-year	8.8%	4.3%	0.7%	4.9%
Dialysis Products
incl. internal sales	501,055		421,368
Growth year-over-year	18.9%	12.4%	7.8%	13.4%
External sales	449,844		370,175
Growth year-over-year	21.5%	14.8%	4.8%	10.4%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	16 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended December 31,

	2006	2005

North America
Number of treatments	4,540,797	3,435,057
Treatments per day	57,475	43,477
Per day sequential growth	0.9%	0.1%
Per day year-over-year growth	32.2%	3.5%
of which:
- Acquisition RCG	32.9%	0.0%
- FTC divestitures	-3.2%	0.0%
- Other acquisitions	0.5%	1.4%
- Same market growth year-over-year	2.3%	2.8%
- Adjustments for closed/sold facilities, yield and other	-0.3%	-0.7%
International
Number of treatments	1,765,471	1,634,687
Same market growth year-over-year	9.1%	7.6%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended December 31,

	2006	2005

North America
Costs of revenue and operating expenses
Percent of revenue1)	84.3%	85.5%
Selling, general and administrative
Percent of revenue1)	17.0%	15.3%
Bad debt expenses
Percent of revenue	2.9%	3.1%
Dialysis Care operating expenses/Treatment (in US-$)	267	256
Sequential growth	-0.5%	0.8%
Growth year-over-year	4.4%	2.5%
Total Group
Costs of revenue and operating expenses
Percent of revenue2)	85.0%	86.2%
Selling, general and administrative
Percent of revenue2)	19.2%	18.4%
Effective tax rate	38.5%	41.3%

1) Includes 1.4% restructuring costs and in-process R&D in 2006.

2)  Includes 1.3% related to change in accounting principles for stock options (SFAS 123 (R)), one-time costs associated with restructuring, in-process R&D and the transformation of legal form in 2006 and 0.8% related to one-time costs associated with the transformation of legal form and the settlement and related legal fees of the shareholders suit in 2005.

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	17 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended December 31,
(in US-$ thousands, except number of de novos)

	2006	2005

Total Group
Operating Cash Flow	442,839	200,314
Percent of revenue	18.8%	11.3%
Free Cash Flow before acquisitions	265,606	64,840
Percent of revenue	11.3%	3.7%
Acquisitions, net	117,745	39,244
Divestitures	(9,012)	—
Capital expenditures, net	177,234	135,474
Percent of revenue	7.5%	7.6%
Maintenance	75,640	61,161
Percent of revenue	3.2%	3.5%
Growth	101,594	74,313
Percent of revenue	4.3%	4.2%
Number of de novos	26	14
North America	18	6
International	8	8

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
Three months ended December 31,

	2006	2005

Total Group
Debt (in US-$million)	5,579	2,191
Debt/EBITDA	3.2	1.8
North America
Days sales outstanding	59	63
Sequential development	1.7%	0.0%
Year-over-year development	-6.3%	-6.0%
International
Days sales outstanding	119	120
Sequential development	-2.5%	-1.6%
Year-over-year development	-0.8%	0.8%

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	18 of 19

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended December 31,

	2006	2005

Clinical Performance (FME only)
North America (U.S.)
Urea reduction >= 65%	91%	91%
Single Pool Kt/v > 1.2	95%	94%
Hemoglobin >= 11g/dl	83%	82%
Albumin >= 3.5 g/dl*	80%	79%
Hospitalization days per patient (12 months ending December 31,)	11.7	11.9
Demographics (FME only)
North America (U.S.)
Average age (yr)	62	61
Average time on dialysis (yr)	3.5	3.4
Average body weight (kg)	78	77
Prevalence of diabetes	52%	52%

* International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, February 22, 2007	19 of 19